UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

RED RIVER BANCSHARES, INC.
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

75686R202
(CUSIP Number)

March 31, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. 75686R202	PAGE 2 OF 5 PAGES

1	NAMES OF REPORTING PERSONS Simeon A. Thibeaux
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Louisiana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 636,146 (1)
	6	SHARED VOTING POWER 402,411 (2)
	7	SOLE DISPOSITIVE POWER 636,146 (1)
	8	SHARED DISPOSITIVE POWER 402,411 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,038,557
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.1%
12	TYPE OF REPORTING PERSON IN

(1)	Consists of 321,407 shares of Common Stock held of record by the John Charles Simpson Jr. Trust (“JCSJ Trust”) and 314,739 shares of Common Stock held of record by the Angela Katherine Simpson Trust (“AKS Trust”). The Reporting Person is the sole trustee of each of the JCSJ Trust and the AKS Trust.

(2)	Shares are held by S3 Dynamics, L.P. The sole general partner of S3 Dynamics, L.P. is S3 Management, L.L.C., which has management authority over S3 Dynamics, L.P., and Mr. Thibeaux is one of three managers of S3 Management, L.L.C. Mr. Thibeaux is also the trustee or an investment advisor of trusts owning approximately 91% of the limited partnership interests in S3 Dynamics, L.P.

SCHEDULE 13G

CUSIP NO. 75686R202	PAGE 3 OF 5 PAGES

Item 1(a).	Name of Issuer:

Red River Bancshares, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1412 Centre Court Drive, Suite 301
Alexandria, Louisiana 71301

Item 2(a).	Name of Person Filing.

Simeon A. Thibeaux

Item 2(b).	Address of Principal Business Office or, if None, Residence.

Same as Item 1(b).

Item 2(c).	Citizenship.

State of Louisiana

Item 2(d).	Title of Class of Securities:

Common stock, no par value per share

Item 2(e).	CUSIP Number:

75686R202

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C.78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: _____________.

SCHEDULE 13G

CUSIP NO. 75686R202	PAGE 4 OF 5 PAGES

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

(a)	Amount beneficially owned: 1,038,557

(b)	Percent of Class: 15.1%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or direct the vote: 636,146 (1)

(ii)	shared power to vote or direct the vote: 402,411 (2)

(iii)	sole power to dispose or direct the disposition of: 636,146 (1)

(iv)	shared power to dispose or direct the disposition of: 402,411 (2)

(1)	Consists of 321,407 shares of Common Stock held of record by the John Charles Simpson Jr. Trust (“JCSJ Trust”) and 314,739 shares of Common Stock held of record by the Angela Katherine Simpson Trust (“AKS Trust”). The Reporting Person is the sole trustee of each of the JCSJ Trust and the AKS Trust.

(2)	Shares are held by S3 Dynamics, L.P. The sole general partner of S3 Dynamics, L.P. is S3 Management, L.L.C., which has management authority over S3 Dynamics, L.P., and Mr. Thibeaux is one of three managers of S3 Management, L.L.C. Mr. Thibeaux is also the trustee or an investment advisor of trusts owning approximately 91% of the limited partnership interests in S3 Dynamics, L.P.

The Issuer had 6,892,448 shares of Common Stock outstanding as of March 31, 2024 (after reflecting the transactions reported in this Schedule 13G). All beneficial ownership and voting power percentage calculations with respect to the Common Stock are based on the outstanding shares as of such date.

Item 5.	Ownership of 5 Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

SCHEDULE 13G

CUSIP NO. 75686R202	PAGE 5 OF 5 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2024

By:	/s/ Simeon A. Thibeaux
Simeon A. Thibeaux